Bison Capital Acquisition Corp.

609-610 21st Century Tower

No. 40 Liangmaqiao Road
Chaoyang District, Beijing, China

February 12, 2019

Via Edgar

Ms. Dorrie Yale

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

Re:	Bison Capital Acquisition Corp.

Registration Statement on Form S-4

Filed January 4, 2019

File No. 333-229127

Dear Ms. Yale:

This letter is in response to the letter dated February 7, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Bison Capital Acquisition Corp. (the “Company”, “we”, “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form S-4 (“Amendment No.1 to Form S-4”) is being submitted confidentially to accompany this letter.

Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus

Xynomic’s Business, page 22

1.	We note from your disclosure that you have not yet started the Phase 2 trial for XP-105. Please revise the table to shorten the applicable arrow. For each of your planned clinical trials that will be in Phase 1/2, please revise the arrow to reflect that you have not completed Phase 1 trials. In addition, for your planned clinical trials that will start as Phase 2, please revise the arrow to indicate that you have completed Phase 1 trials but have not started Phase 2.

Response: Pursuant to the Staff’s comment, we revised the pipeline table on pages 22, 171, and 219 of the Amendment No. 1 to Form S-4 so that the arrows more accurately reflect the appropriate phase of each clinical trial.

Risk Factors, page 28

2.	Please expand your discussion in the Prospectus Summary to include a summary of your material risks.

Response: Pursuant to the Staff’s comment, we expanded our discussion in the Prospectus Summary to include a summary of our material risk on page 28 of Amendment No. 1 to Form S-4.

Our Proposed Amended and Restated Charter provides for an exclusive forum. . ., page 47

3.	We note your response to prior comment 7. Please disclose whether your exclusive forum provision applies to actions arising under the Securities Act. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, then please disclose that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response: Pursuant to the Staff’s comment, we have revised the disclosures on pages 47, 143 and 144 of Amendment No. 1 to Form S-4 to clarify that our exclusive forum provision does not apply to actions arising under the Securities Act or rules and regulations thereunder. We have also amended the Merger Agreement to adopt an amendment to the Proposed Amended and Restated Charter, namely Certificate of Incorporation of Xynomic Pharmaceuticals Holdings, Inc., the combined entity following the Merger, to include the language “provided that, the provisions of this Article IX shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or rules and regulations thereunder.”

Unaudited Pro Forma Condensed Combined Financial Information, page 85

4.	Please revise footnote (3) to the pro forma balance sheet to set forth the information necessary to determine how the adjustment to reflect maximum redemptions was calculated and how that adjustment reflects the $2,499,999 that would be transferred to permanent equity should the redemptions occur.

Response: Pursuant to the Staff’s comment, we revised footnote (3) to the pro forma balance sheet to provide information regarding the calculation of the adjustment to reflect maximum redemptions and the transfer of $2,499,999 on page 88 of Amendment No. 1 to Form S-4.

Background of the Business Combination, page 109

5.	We note your revised disclosure in response to our prior comment 17, and in particular management's consideration of Venture's initial report on the fair value of Xynomic. Please note that if a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In addition, any written materials contained or used in the report, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Please refer to Items 4(b) and 21(c) of Form S-4. In the alternative, please tell us why you do not believe that Items 4(b) and 21(c) apply.

Response: We respectfully advise the Staff, that, after careful consideration, the Company concluded, that none of the discussions held with, or materials received from Venture comprised a “report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction” within the scope of Item 1015(a) of Regulation M-A.

The decision to enter into the merger transaction with Xynomic was made independently prior to the engagement of Venture. In connection with the negotiations with Xynomic about the terms of the Merger, Venture was engaged as a financial advisor to Bison management. After its engagement, it worked closely with and under instructions by Bison management to interview Xynomic management and scientific team, conduct market research and investigate the business and operation of Xynomic to render a sensitivity analysis of different assumptions and a value range of pre-money equity of Xynomic.

The sensitivity analysis provided a wide range of value of pre-money equity of abexinostat (XP-101) and XP-102 (approximately $160 million between the low and high numbers) and potential XP 105 (approximately $100 million between the low and high numbers) as recommended by Venture and various assumptions provided in its report demonstrate that such value range was intended to be suggestive to Bison management. The sensitivity analysis allowed the management to identify the key value drivers. As disclosed in the Amendment No.1 to S-4, Bison management considered many other factors in addition to Venture’s sensitivity calculation when preliminarily agreed to a valuation of $450 million subject to certain adjustments on May 31, 2018. When the parties entered into the Merger Agreement on September 12, 2018, the consideration was substantially changed because of the negotiations conducted in the past three months and the business of Xynomic at that time. In other words, the initial sensitivity value range provided in the Venture report was not material when Bison agreed to the terms and conditions of the Merger.

It is worthy to mention that Venture did not analyze the preliminary and final merger consideration that Bison management offered to Xynomic nor the fairness thereof. In addition, Cassel Salpeter did not rely on Venture’s report or sensitivity calculation in rendering its opinion as to the fairness of the merger consideration. The value range provided in the report had not been shared with or agreed by Xynomic before the entry of the Merger Agreement. As a result, we believe that its report is not “materially related to the Rule 13e-3 transaction” and, therefore, is not required to be filed as exhibits to the Amendment No. 1 to S-4 or described therein. Additionally, we believe that the material factors considered by the Special Committee in connection with their fairness determination and considered by Cassel Salpeter in connection with the deliveries of its opinion have been adequately disclosed in the Amendment No.1 to S-4 and that additional disclosure with respect to the Venture’s report and its sensitivity analysis would be inappropriate, confusing and potentially misleading.

Based on the above mentioned, we revised the relevant disclosure in the Background of the Business Combination to clarify Venture’s involvement and the report provided by Venture on page 112 of Amendment No. 1 to Form S-4.

The report was provided to the Staff, on January 4, 2019, for its review, under separate cover, by Hunter Taubman Fischer & Li LLC, on a supplemental basis under separate cover requesting confidential treatment pursuant to Rule 12b-4 (“Rule 12b-4”) promulgated under the Securities Exchange Act of 1934, as amended, and pursuant to the provisions of 17 C.F.R. §200.83.

The Domestication Proposal

Material U.S. Federal Income Tax Consequences of the Domestication, page 135

6.	We note that you will file a tax opinion in a future amendment. However, we note statements throughout stating that it is intended that the transaction will constitute a tax free reorganization within the meaning of Section 368(a)(1)(F) of the Code. Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a) and remove language stating that it is intended that, or generally, certain material tax consequences will apply. Refer to Section III of Staff Legal Bulletin No. 19 for guidance. To the extent you will file a short-form opinion and counsel's opinion will be under "U.S. Federal Income Tax Consequences to U.S. Holders" in the prospectus, please revise your disclosure to provide a firm conclusion in this section regarding the material federal income tax consequences to investors, clearly state that the conclusion is the opinion of counsel, and remove any statement that assumes the material tax consequences at issue (e.g., "[i]f the Domestication qualifies as an F Reorganization"). Please also remove the statement that this section is for informational purposes only.

Response: Pursuant to the Staff’s comment, we have revised the disclosure throughout the Domestication Proposal regarding the material U.S. Federal Income Tax Consequences of the Domestication to provide certainty as to material tax consequences on page 136 of the Amendment No. 1 to Form S-4 and the relevant revision was made to the Questions and Answers about the Proposals for Shareholders on page 13 of Amendment No. 1 to Form S-4. We have also removed the statement “THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY” on page 135 of the Amendment No. 1 to Form S-4.

Information about Xynomic

Abexinostat, page 173

7.	We refer to your revised disclosure in response to prior comment 24, which states the occurrence of various adverse events. Please revise to specifically disclose all serious adverse events that occurred in the various prior trials (and not just the most frequent), whether or not treatment related. Also, as previously noted, please define or otherwise explain each of the terms "complete response," "durable response" or "duration of response," "partial response," "progression-free survival," "overall survival" (and noting differences in how the terms are defined if such terms differed among the trials). We also continue to note that you have included references to various medical journals in your discussion of trial results for abexinostat. As previously noted, referring investors to sources outside of your filing for material information is not sufficient to meet your disclosure obligation. Please revise to ensure all material information is included in your filing.

Response: Pursuant to the Staff’s comment, we have revised the descriptions of the preliminary safety data from the various prior trials of abexinostat on pages 175 and 176 of the Amendment No.1 to Form S-4 by adding all (not just the most frequent) treatment-emergent adverse events reported in these trials.

With respect to terms describing patients’ treatment responses and/or disease progressions, such as "complete response," "durable response" or "duration of response," "partial response," "progression-free survival," "overall survival," we first added to the description of various trials a description of the disease-specific response criteria used in assessing patient responses in such trials, for example, the International Working Group Revised Response Criteria for Malignant Lymphoma (such as FL and DLBCL) and the Response Evaluation Criteria in Solid Tumors (RECIST) guideline for solid tumors such as RCC. We then added brief definitions when the relevant terms are used, noting that these terms are as defined in the applicable response criteria. We also highlighted that in the PCYC-0403 Phase 2 study and the PCYC-1401 Phase 2 study, patients with NHL (including FL) were evaluated using the same response criteria. We respectfully direct the Staff to pages 175 to 178 of the Amendment No.1 to Form S-4 for more details.

Lastly, the paragraph with references to medical journals on page 175 of the Form S-4 has been removed from the disclosure.

8.	We note your revised disclosures in response to prior comments 26 and 27. However, we continue to note references to signs of efficacy in your discussions of abexinostat and with respect to XP-105. Please revise any statements that suggest your product candidates are effective.

Response: Pursuant to the Staff’s comment, we have revised the disclosure to delete all references to signs of efficacy in our discussions of abexinostat and with respect to XP-105 from pages 170 to185 of the Amendment No.1 to Form S-4.

9.	We refer to your revised disclosure on page 177 in response to prior comment 28. Please further revise to clarify which of your partners are supplying the drugs in combination trials for free and which partners are supplying them at wholesale prices. In addition, to the extent that your partners are providing these drugs as part of a collaboration or other type of material agreement, please revise your disclosure to include the material terms of such agreements and file such agreements as exhibits.

Response: Pursuant to the Staff’s comment, we have revised the disclosure on page 177 of the Amendment No.1 to Form S-4 to clarify that Janssen will supply Imbruvica free of charge and that the pazopanib supply agreement with Novartis is under negotiation.

Intellectual Property, page 186

10.	Please file the license agreements described in this section as material agreement exhibits or tell us why you believe you are not required to file the agreements.

Response: We agree with the Staff that these license agreements are material, such as the license agreements for our drug candidates (i.e., abexinostat, XP-105 and XP-102). With respect to those material agreements, we have filed a confidential treatment request to redact certain terms contained therein, thus said terms and/or their specific details are not currently disclosed in this Amendment No.1 to Form S-4. The redacted copies of such license agreements were filed as Exhibit 10.13, 10.14, and 10.15 to this Amendment No. 1 to Form S-4.

Executive and Director Compensation of Xynomic, page 227

11.	Please revise to provide additional disclosure regarding executive compensation awarded in fiscal year 2018.

Response: Pursuant to the Staff’s comment, we included the disclosure regarding executive compensation awarded in fiscal year 2018 on page 227 of Amendment No. 1 to Form S-4.

Xynomic Related Person Transactions, page 246

12.	Please file a copy of the Bridge Loan Agreement with Yinglin Mark Xu as an exhibit to the registration statement or tell us why you believe you are not required to file the agreement.

Response: Pursuant to the Staff’s comment, copies of the Bridge Loan Agreement and its amendment with Yinglin Mark Xu were filed as Exhibit 10.16 and 10.17, respectively, to this Amendment No. 1 to Form S-4.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2210.

Very truly yours,

/s/ James Jiayuan Tong
Name:	James Jiayuan Tong
Title:	Chief Executive Officer

Cc:	Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC

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